Exhibit 99.2

Blockchain Alliance Technologies Limited

Combined Financial Statements

As of December 31, 2019 and 2020 and For the Years Then Ended

Index

Pages

Independent Auditor’s Report	2

Combined Statements of Financial Position	3

Combined Statements of Profit/(Loss) and Other Comprehensive Income/(Loss)	4

Combined Statements of Changes in Net Parent Investment	5

Combined Statements of Cash Flows	6

Notes to Combined Financial Statements	7-16

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Shareholders

BIT Mining Limited

Report on the Financial Statements

We have audited the accompanying combined financial statements of Blockchain Alliance Technologies Limited and its subsidiaries, which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of profit/(loss) and other comprehensive income/(loss), changes in net parent investment, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blockchain Alliance Technologies Limited and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Malonebailey LLP

Houston, Texas

July 30, 2021

Combined Statements of Financial Position

(Amounts in U.S. Dollars)

	As of January 1, 2019	As of December 31, 2019	As of December 31, 2020
Assets
Cryptocurrencies	$7,719,451	$10,132,917	$9,516,569
Other receivables	47,442	36,126	116,195
Total Current Assets	7,766,893	10,169,043	9,632,764

Intangible assets	696,191	696,191	696,191
Total Assets	$8,463,084	$10,865,234	$10,328,955

Liabilities and Net Parent Investment
Current Liabilities
Trade payable	$4,218,692	$5,879,917	$5,836,954
Trade payable – related party	629,869	300,728	531,189
Other payable and accruals	13,257	93,238	3,183,830
Total Current Liabilities	4,861,818	6,273,883	9,551,973

Total Liabilities	4,861,818	6,273,883	9,551,973

Net Parent Investment
Net parent investment	3,601,266	4,591,351	776,982
Total Net Parent Investment	3,601,266	4,591,351	776,982

Total Liabilities and Net Parent Investment	$8,463,084	$10,865,234	$10,328,955

The accompanying notes are an integral part of these combined financial statements

Combined Statements of Profit (Loss) and Other Comprehensive Income (Loss)

(Amounts in U.S. Dollars)

	For the Years Ended December 31,
	2019	2020
Revenues	$1,131,041,156	$1,250,250,601
Cost of revenues	1,119,678,303	1,263,951,414
Gross Profit / (Loss)	11,362,853	(13,700,813)

Selling expenses	(1,134,982)	(1,545,514)
General and administrative expenses	(4,585,686)	(4,620,284)
Impairment loss of cryptocurrencies	(1,289,980)	(172,055)
Net gain on disposal of cryptocurrencies	3,068,431	1,852,725
Other operating loss	(46,875)	(6,954)

Profit / (Loss) Before Income Tax	7,373,761	(18,192,895)

Income tax expense	-	-
Net Profit / (Loss)	7,373,761	(18,192,895)

Other comprehensive income	-	-

Total Comprehensive Income/ (Loss)	$7,373,761	$(18,192,895)

The accompanying notes are an integral part of these combined financial statements

Combined Statements of Changes in Net Parent Investment

(Amounts in U.S. Dollars)

Total Net Parent Investment
Balance, January 1, 2019	$3,601,266
Profit for the year	7,373,761
Net distribution to parent	(6,383,676)
Balance, December 31, 2019	$4,591,351
Loss for the year	(18,192,895)
Net contribution from parent	14,378,526
Balance, December 31, 2020	$776,982

The accompanying notes are an integral part of these combined financial statements

Combined Statements of Cash Flows

(Amounts in U.S. Dollars)

	For the Years Ended December 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss) for the year	$7,373,761	$(18,192,895)
Adjustments for:
Revenue recognized on acceptance of cryptocurrencies	(962,217,021)	(825,621,240)
Impairment loss of cryptocurrencies	1,289,980	172,055
Gain on disposal of cryptocurrencies	(3,068,431)	(1,852,725)
Changes in non-cash working capital items:
Other receivables	11,316	(80,069)
Trade payable	885,704,023	776,007,022
Trade payable – related party	62,875,991	58,215,447
Other payable and accruals	79,981	271,820
CASH USED IN OPERATING ACTIVITIES	(7,950,400)	(11,080,585)

CASH FLOWS FROM FINANCING ACTIVITY
Net contribution from parent	7,950,400	11,080,585
CASH PROVIDED BY FINANCING ACTIVITY	7,950,400	11,080,585

NET CHANGE IN CASH	-	-

CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these combined financial statements

1.	Nature of Operations

Blockchain Alliance Technologies Limited (the "Company") was incorporated under the law of British Virgin Islands (“BVI”) on March 11, 2020 under the name of “Bitmain Group Limited”, which was changed to the current name on February 19, 2021. The Company is a holding company. The Company and its subsidiaries (together, the “Group”) principally operates a cryptocurrency mining pool under the brand of BTC.com after the reorganization completed on April 15, 2021 (the “Reorganization”).

Through the Reorganization, Bitdeer Technologies Holding Company (“Bitdeer”) transferred the entire mining pool business and ownership of and registration right to the domain name btc.com (the “Transferred Business”), which was previously operated as part of Straitdeer Pte. Ltd. (formerly, Bitmaintech Pte. Ltd.) and its subsidiaries, subsidiaries of Bitdeer, to Blockchain Alliance HK Limited, wholly-owned subsidiary of the Company, and its wholly-owned subsidiary Beijing Guixinyanghang Technologies Limited, a Company incorporated under the Laws of the People’s Republic of China (“PRC”). After the Reorganization, Blockchain Alliance Technologies Holding Company (“Blockchain Alliance Holding”), a Cayman Island company and the 100% shareholder of the Company, was held by the group of shareholders of Bitdeer. The Reorganization is a transaction among entities under common control. As a result, the transaction is accounted for as if it occurred during the earliest period presented.

On February 16, 2021, BIT Mining Ltd. (“BIT”) entered into a share exchange agreement, which was further amended on April 15, 2021, with Blockchain Alliance Holding, pursuant to which, BIT agreed to issue an aggregate of 44,353,435 Class A ordinary shares to Blockchain Alliance Holding in exchange for the entire outstanding share capital of the Company. BIT and Blockchain Alliance Holding also agreed that, in the twelve-month period from April 1, 2021 to March 31, 2022, if the Transferred Business records net operating profit, BIT shall issue additional Class A ordinary shares to Blockchain Alliance Holding at par value and a maximum of 22,176,718 additional Class A ordinary shares shall be issuable. If the Transferred Business records net operating loss, BIT shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance Holding at par value and a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement.

On April 15, 2021, the first closing of the transactions contemplated by the share exchange agreement was completed and the entire mining pool business operated under BTC.com have been transferred to BIT.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation and Principles of Combination

The accompanying Combined Financial Statements are for the Transferred Business that was transferred to the Group during the Reorganization mentioned in Note 1. Stand-alone financial statements have not historically been prepared for the Transferred Business. The Combined Financial Statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The Combined Financial Statements, except for the combined statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

In accordance with IFRS, certain situations require management to make estimates based on judgments and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Combined Financial Statements are disclosed in Note 3.

Transactions between the combined companies and the balances and unrealized gains or losses arising from intra-group transactions have been eliminated in the preparation of the Combined Financial Statements.

These are the first financial statements of the Group prepared in accordance with IFRS. The Group applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) in preparing these financial statements. Since the Group has not previously prepared any financial statements, no reconciliations from previous GAAP to IFRS are required. The same accounting policies have been applied during the 2019 and 2020 financial periods.

Basis of Carve-out

The Combined Financial Statements of the Transferred Business include all assets and liabilities that have been determined to be directly attributable to Transferred Business. All transactions between the Transferred Business and Bitdeer have been included as related party transactions in these Combined Financial Statements and considered to be effectively settled at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected within net parent investment in the combined statements of financial position. Such transactions, except for those conducted in the form of cryptocurrencies, are presented in the combined statements of cash flows as financing activity.

The Combined Financial Statements of the Transferred Business also include all revenues and costs directly attributable to the Transferred Business. These include costs charged to the Transferred Business by Bitdeer for certain supporting functions and services in the normal course of business. These costs have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on headcount or other reasonable methods of allocation. Income tax expense was estimated based on statutory tax rate, adjusted as appropriate for the effects of known non-taxable and non-deductible items reported in the combined statements of profit (loss) and other comprehensive income (loss) as described above. However, the Combined Financial Statements of the Transferred Business may not reflect the actual costs that would have been incurred and may not be indicative of the Transferred Business’s combined results, financial position, and cash flows had it operated as a separate, stand-alone entity during the periods presented.

Cost Allocations

The Combined Financial Statements of the Transferred Business include general corporate expenses of Bitdeer that have been allocated to the Transferred Business for certain support functions provided on a centralized basis, such as accounting and finance, treasury, audit, legal, information technology, human resources, facilities, employee benefits and compensation, and research and development (“R&D”) activities. These costs have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on headcount or other reasonable methods of allocation. The net expenses resulted from the cost allocations were immaterial in the years ended December 31, 2019 and 2020.

Net Parent Investment

The Transferred Business did not comprise a separate legal entity or group of entities during the years ended December 31, 2019 and 2020. Therefore, it is not meaningful to present share capital or an analysis of reserves. Changes in net assets attributed to Bitdeer are presented separately in the combined statements of changes in net parent investment through the line item “net contribution from / (distribution to) parent”.

b.	Presentation and Functional Currency

Items included in the Combined Financial Statements are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). During the years ended December 31, 2019 and 2020, the primary operations of the Group were conducted in Singapore and US dollar (“$”) was considered as the functional currency. The Combined Financial Statements were presented in US dollar unless otherwise stated.

c.	Revenue Recognition

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Group receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

The Group recognizes mining pool revenue by analogy to IFRS 15 “Revenue from contracts with customers”. Income is classified by the Group as revenue when it arises from the provision of services in the ordinary course of the business. Revenue is recognized when control over service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of trade discount, if any.

Mining pool revenue is recognized by applying the following five steps:

1)        Identify the contract with the customer

2)        Identify the performance obligations in the contract

3)        Determine the transaction price

4)        Allocate the transaction price to the performance obligations in the contract

5)        Recognize revenue when, or as, the performance obligation is satisfied

The Group makes an analogy to IFRS 15 and treats the blockchain network as the “customers” for the purposes of IFRS 15 with which the Company contracts with under “whitepaper”, or general rules of the network. Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Group’s contracts with the blockchain network. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the blockchain network. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Group successfully places a block and receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

Gross basis revenue

The Group recognizes the mining pool revenue on a gross basis. It coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy whatever qualifying types of mining machines, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer.

Since there are currently no accounting standards under IFRS or alternative accounting framework that specifically address cryptocurrencies, management has exercised significant judgment in determining the appropriate accounting treatment for cryptocurrencies held or recognized as revenues. In the event authoritative guidance is enacted by the IASB or IFRIC, the Group may be required to change its policies, which could have an effect on the Group’s financial position and results from operations.

d.	Cost of Revenues

Cost of revenues consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by individual pool participants. Cost of revenue also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service.

e.	Cryptocurrencies

Cryptocurrencies consist of cryptocurrency denominated assets and are included in current assets. The Group accounts for the cryptocurrencies primarily received from operation of the mining pool as intangible assets with indefinite useful life in its statements of financial position. The Group adopts the cost model to account for its cryptocurrencies and reviews their impairment at each reporting date in accordance with IAS 38 “Intangible assets”. The Group accounts for cryptocurrencies at cost, instead of revaluing cryptocurrencies at their fair value on each reporting date, because the latter model is subject to inherent and substantial volatility in the value of cryptocurrencies from time to time.

Cryptocurrencies are carried at the spot rate they were earned at. Cost is calculated using the weighted average method. Gains or losses arising from the disposal of cryptocurrencies are determined as the difference between the fair value and the carrying amount of the cryptocurrencies and are recognized in the statements of profit or loss on the date of disposal. The fair value is determined using the daily open price from level 2 price aggregator websites.

At each reporting date, the Group reviews the carrying amounts of its cryptocurrencies to determine whether there is any indication that those cryptocurrencies have suffered an impairment loss. A cryptocurrency’s carrying amount is written down immediately to its fair value if the carrying amount is greater than its fair value. The impairment loss is reversed and the carrying amount of a cryptocurrency is increased when the fair value increased, but not above the amount that it would have been without the prior impairment loss.

f.	Income Taxes

The Group’s operations have historically been included in the income tax filings of Bitdeer. The provision for income taxes in the Group’s Combined Financial Statements is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Group’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the Combined Financial Statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Group reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

g.	New Standards and Interpretations Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods presented and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3.	Significant Accounting Estimates and Judgments

In preparing these Combined Financial Statements, management has made judgements and estimates that affect the application of the Business’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

Carve-out financial statements

The carve-out adjustments required the Group to perform certain allocations and estimates which were based on the judgments and assumptions of the management. These carve-out adjustments involved subjective judgments as to the determination of reasonable methods of allocation.

In particular, the Group estimated and assumed the allocation of assets and liabilities, revenues and costs, as presented in Note 2.

The Group applied the foregoing methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the Combined Financial Statements. It is possible that other companies, given the same information, may have reached different reasonable conclusions.

Cryptocurrencies accounting

The Group accounts for the cryptocurrencies primarily received from operation of the mining pool as intangible assets with indefinite useful life in its statements of financial position. The indefinite-lived judgment is because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. Cryptocurrencies are carried at the spot rate they were earned at and reviewed for impairment at each reporting date. The cryptocurrency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for cryptocurrencies would have a significant impact on the Group’s earnings and financial position. Fair value is determined by taking the daily open price from level 2 price aggregator websites.

Impairment of cryptocurrencies

The Group evaluates the cryptocurrencies every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount is measured at the higher of fair value less costs to sell and value in use. The evaluation for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, cryptocurrency prices, technological changes and industry environment.

The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the cryptocurrencies. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment reversed with the impact recorded in profit and loss.

Taxation

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation primarily in Singapore and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. The taxation authorities may interpret legislation differently. These differences may affect the final amount of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

4.	Cryptocurrencies

The amounts represented the cryptocurrencies held by the Group as of December 31, 2019 and 2020. The continuity of cryptocurrencies was as follows:

	December 31, 2019	December 31, 2020
	$	$
Cost:
Beginning balances	11,182,765	11,422,897
Cryptocurrencies mined	962,217,021	825,621,240
Cryptocurrencies distributed to pool participants	(946,189,874)	(831,513,351)
Net cryptocurrencies received from/(distributed to) parent	(14,334,076)	3,297,941
Deposit received	-	2,818,772
Others	(1,452,939)	(1,958,822)
Ending balances	11,422,897	9,688,677

Impairment:
Beginning balances	(3,463,314)	(1,289,980)
Addition	(1,289,980)	(172,055)
Disposals	3,463,314	1,289,927

Ending balances	(1,289,980)	(172,108)

Net book value:
Beginning balances	7,719,451	10,132,917
Ending balances	10,132,917	9,516,569

5.	Related Party Transactions

The Group has, from time to time, distributed cryptocurrencies earned from the operation of the mining pool to Bitdeer, the parent before the Reorganization. Bitdeer also distributed cryptocurrencies to the Group to support the operation of the mining pool and settled payables related to operating expenses on behalf of the Group. During the years ended December 31, 2019 and 2020, the Group has made distribution to Bitdeer and received contribution from Bitdeer in form of cryptocurrencies in the amount of $14,334,076 and $3,297,941, respectively. In addition, Bitdeer has settled payables on behalf of the Group in the amount of $7,950,400 and $11,080,585 for the years ended December 31, 2019 and 2020, respectively. The transactions were included in the combined statements of changes in net parent investment through the line item “net contribution from / (distribution to) parent”.

During the years ended December 31, 2019 and 2020, Bitdeer, as a pool participant, contributed computing power to the mining pool of the Company in exchange for the mining rewards in the amount of $62,875,991 and $58,215,447, respectively, which were included in cost of revenues. The balance of trade payable to related party was $300,728 and $531,189 as of December 31, 2019 and 2020, respectively, which represents the mining rewards payable to the related party.

During the years ended December 31, 2019 and 2020, a portion of the Group’s cryptocurrencies was held under custody of a related party under common control. Further see Note 8.

Key management personnel remuneration

Under IAS 24 “Related parties”, remuneration paid to key management personnel must be disclosed. Since the Group has not had a separate management team during the periods presented the following table presents the share of employee benefits of Bitdeer’s key management allocated to the Group and recognized in the Combined Financial Statements. The share of key management remuneration benefits attributable to the Group was determined using an allocation key based on the time spent on the operation.

Key management remuneration allocated to the Group is as follows:

	For the years ended December 31,
	2019	2020
Salary expense and bonus	$188,895	$575,976

6.	Concentration of Suppliers

For the years ended December 31, 2019 and 2020, suppliers accounted for 10% of more of the Group’s costs were as follows:

	For the years ended December 31,
Supplier	2019	2020
A	15%	32%
B	-	11%

7.	Income Taxes

Singapore

The Group primarily operated in Singapore. According to Singapore's tax regulations, there is no corporate income tax obligations when the entities obtain cryptocurrencies from mining or during the period of holding of cryptocurrencies with fair value of cryptocurrencies fluctuates. Under the current regulations, profits tax in Singapore is generally assessed at the rate of 17% of taxable income. As there is no taxable income in fiscal years 2019 and 2020, no provision for Singapore income tax has been made in the financial statements.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following item, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2019		2020
	Gross amount	Tax effect	Gross amount	Tax effect
	$	$	$	$
Tax losses	13,988,506	2,378,046	20,161,258	3,427,414
	13,988,506	2,378,046	20,161,258	3,427,414

Tax losses for which no deferred tax asset was recognized never expire under current Singapore’s tax regulations.

The reconciliations of the statutory income tax rate and the effective income tax rate are as follows:

	For the years ended December 31,
	2019	2020
Singapore statutory income tax rate	17%	17%
Items non-deductible for income tax purposes	(49)%	2%
Unrecognized deferred income tax assets	32%	(19)%

Total	—	—

8.	Financial Instruments and Risk Management

Fair value

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and

Level 3: Inputs that are not based on observable market data

As of December 31, 2019 and 2020, there were no financial assets or liabilities measured at fair value. The carrying amounts of the Company’s financial assets and liabilities, such as other receivables, trade payable and other payable and accruals approximate their fair value due to the short-term nature of these instruments. Cryptocurrencies are initially measured at cost and subsequently adjusted for any impairment losses. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. The quoted prices for various types of cryptocurrencies are from price aggregator websites, which are regarded as level 2 inputs.

Cryptocurrency risk

Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Group is directly related to the current and future market price of cryptocurrencies; in addition, the Group may not be able liquidate its holdings of cryptocurrencies at its desired price if required. A decline in the market prices for cryptocurrencies could negatively impact the Group’s future operations. The Group has not hedged the conversion of any of its sales of cryptocurrencies.

Cryptocurrencies have a limited history and the fair value historically has been very volatile. Historical performance of cryptocurrencies is not indicative of their future price performance. The Group’s cryptocurrencies currently primarily consist of bitcoin.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages liquidity risk by maintaining sufficient cash and cryptocurrencies to ensure that it is able to meet its obligations as and when they fall due. The Group manages Company-wide cash and cryptocurrencies projections centrally and regularly updates projections for changes in business and fluctuations caused in cryptocurrency prices. The contractual maturities of trade and other payables are less than three months. In recent years, the cryptocurrency markets experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk primarily arises from cryptocurrencies held under custody of a related party under common control. To limit exposure to credit risk relating to cryptocurrencies under custody, the Group evaluates system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. The Group has further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. The Group expects that there is no significant credit risk from non-performance by the related party. However, there is no assurance that loss of cryptocurrencies would not occur and the related losses would not be significant if such incidents occur. As of December 31, 2019 and 2020, $638,500 and $4,335,434 of the cryptocurrencies were held under custody by the related party under common control, respectively.

9.	Supplemental Cash Flow Information

The non-cash investing and financing activities are as follows:

	For the Years Ended December 31,
	2019	2020
Distribution to parent in form of cryptocurrencies	$14,334,076	$-
Contribution from parent in form of cryptocurrencies	-	3,297,941
Deposit received in form of cryptocurrencies	-	2,818,772

10.	Expenses by Nature

Operating expenses by nature are as follows:

	For the Years Ended December 31,
	2019	2020
Payroll expense	$2,120,845	$3,165,153
Server fee	2,106,320	1,687,419
Handling fees	562,813	315,439
Advertising and entertainment expenses	181,234	138,169
Amortization and depreciation	70,049	289,918
Office expense	89,189	177,887
Travelling expense	154,858	55,561
Hosting fee	77,276	59,771
Rent expense	65,285	123,554
Impairment loss of cryptocurrencies	1,289,980	172,055
Net gain on disposal of cryptocurrencies	(3,068,431)	(1,852,725)
Others	339,674	159,881
Total	$3,989,092	$4,492,082

11.	Subsequent Events

The Group has evaluated transactions that occurred as of the issuance of these Combined Financial Statements, for purposes of disclosure of unrecognized subsequent events.